December 3, 2014

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Gabriel Eckstein

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Net Element, Inc. (formerly known as Net Element International, Inc.)

Amendment No. 1 to Registration Statement on Form S-3

Filed November 12, 2014
File No. 333-199432

Dear Mr. Shuman and Mr. Eckstein:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of November 25, 2014 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 that was filed on EDGAR on November 12, 2014 (such Registration Statement, as amended, the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Selling Securityholders, page 10

1.           Please describe the transaction(s) in which the selling shareholders acquired their shares.

The Company has expanded its disclosure by describing the transactions in which the selling shareholders acquired their shares. Such additional disclosure was added as the fourth, fifth, sixth and seventh paragraphs under the heading “Selling Securityholders.”

2.           In the last sentence of the fourth paragraph you disclaim beneficial ownership. Please remove this disclaimer or provide us an analysis supporting your belief that Exchange Act Rule 13d-4 disclaimers are proper outside of filings on Schedules 13D and 13G. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808, which states that Rule 13d-4 permits any person to expressly declare in such person’s Schedule 13D that the filing of such a statement shall not be construed as an admission that the person is a beneficial owner of the securities covered by such statement.

We have deleted what was the last sentence of the eighth (formerly fourth) paragraph under the heading “Selling Securityholders” to remove the disclaimer of beneficial ownership with respect to the shares.

3.           Please tell us whether the entities in your table are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive its securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

None of the entities (selling securityholders) set forth in the table on page 11 of the Registration Statement are broker-dealers or affiliates of broker-dealers.

Information Incorporated by Reference, page 14

4.           Please revise to specifically incorporate required filings after November 12, 2014, such as the Form 10-Q for the period ended September 30, 2014.

We have specifically incorporated all of the Company’s filings after November 12, 2014 (including Form 10-Q for the period ended September 30, 2014).

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122, Serge Pavluk of Snell & Wilmer L.L.P. at 714.427.7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213.929.2545.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.